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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                          -------------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                          -------------------------

                      HEALTHCARE FINANCIAL PARTNERS, INC.
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                   42219W10-8
                                 (CUSIP Number)

                             Debra H. Snider, Esq.
                             Heller Financial, Inc.
                             500 West Monroe Street
                            Chicago, Illinois 60661
                                 (312) 441-7000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    Copy to:
                            Terrence R. Brady, Esq.
                                Winston & Strawn
                              35 West Wacker Drive
                            Chicago, Illinois 60601
                                 (312) 558-5600

                                 April 19, 1999
                (Date of Event Which Requires Filing Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

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CUSIP No. 42219W10-8

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1.   NAME OF REPORTING PERSONS:
     SS or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Fuji Bank, Limited
---------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) [ ]
                                                             (b) [X]
---------------------------------------------------------------------
3.   SEC USE ONLY
---------------------------------------------------------------------
4.   SOURCE OF FUNDS

      N/A
---------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)
                                                                 [ ]
---------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Japan
---------------------------------------------------------------------
 NUMBER OF SHARES BENEFICIALLY    7.  SOLE VOTING POWER          -0-
 OWNED BY EACH REPORTING PERSON -------------------------------------
 WITH                             8.  SHARED VOTING POWER        -0-
                                -------------------------------------
                                  9.  SOLE DISPOSITIVE POWER     -0-
                                -------------------------------------
                                  10. SHARED DISPOSITIVE POWER   -0-
---------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON
                                                  -0-
---------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                 [ ]
---------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED
     BY AMOUNT IN ROW (11)
                                                   0%
---------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                                                   BK
---------------------------------------------------------------------


                                       2
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CUSIP No. 42219W10-8

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1.   NAME OF REPORTING PERSONS:
     SS or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Fuji America Holdings, Inc. (36-4200926)
---------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) [ ]
                                                             (b) [X]
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3.   SEC USE ONLY
---------------------------------------------------------------------
4.   SOURCE OF FUNDS

      N/A
---------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)
                                                                 [ ]
---------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
---------------------------------------------------------------------
 NUMBER OF SHARES BENEFICIALLY     7.  SOLE VOTING POWER         -0-
 OWNED BY EACH REPORTING PERSON   -----------------------------------
 WITH                              8.  SHARED VOTING POWER       -0-
---------------------------------------------------------------------
                                   9.  SOLE DISPOSITIVE POWER    -0-
---------------------------------------------------------------------
                                   10. SHARED DISPOSITIVE POWER  -0-
---------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON
                                                 -0-
---------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                 [ ]
---------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED
     BY AMOUNT IN ROW (11)
                                                 0%
---------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                                                 HC, CO
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CUSIP No. 42219W10-8

--------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS:
     SS or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Heller Financial, Inc. (36-1208070)
--------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [ ]
                                                                 (b) [X]
--------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------
4.   SOURCE OF FUNDS

        N/A
--------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)
                                                                   [ ]
--------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------
 NUMBER OF SHARES BENEFICIALLY     7.  SOLE VOTING POWER       2,670,786*
 OWNED BY EACH REPORTING PERSON  -----------------------------------------
 WITH                              8.  SHARED VOTING POWER        -0-
                                 -----------------------------------------
                                   9.  SOLE DISPOSITIVE POWER  2,670,786*
                                 -----------------------------------------
                                   10. SHARED DISPOSITIVE POWER   -0-
--------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON
                                                 2,670,786*
--------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [ ]
--------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED
     BY AMOUNT IN ROW (11)
                                                 19.9%*
--------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                                                 CO
--------------------------------------------------------------------------

* Refers to 2,670,786 common shares which may be acquired upon the exercise of an option currently not exercisable within 60 days, as to which beneficial ownership is disclaimed.

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                            ADDENDUM TO COVER PAGES

     This Schedule 13D is filed by The Fuji Bank, Limited, a Japanese banking corporation ("Fuji"), Fuji America Holdings, Inc., a Delaware corporation which is a wholly-owned subsidiary of Fuji ("FAHI"), and Heller Financial, Inc., a Delaware corporation which is a majority-owned subsidiary of FAHI ("HFI").

     Fuji and FAHI join HFI in filing this Schedule 13D solely because of their status as indirect parent company (in the case of Fuji) and direct parent company (in the case of FAHI) of HFI. Fuji and FAHI declare that the filing of this Schedule 13D is not an admission by Fuji or FAHI that it is the beneficial owner of any of the Company's securities for purposes of Sections 13(d) or 13(g) of the Act, and Fuji and FAHI expressly disclaim beneficial ownership of any of the Company's securities.



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                                  SCHEDULE 13D

Item 1.   Security and Issuer.
          -------------------

     This Schedule 13D relates to shares of Common Stock, $.01 par value per share (the "Common Stock"), of HealthCare Financial Partners, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is 2 Wisconsin Circle, Fourth Floor, Chevy Chase, Maryland 20815.

Item 2.   Identity and Background.
          -----------------------

     This Schedule 13D is filed by Fuji, FAHI and HFI. Fuji is a Japanese banking corporation engaged in the business of commercial banking. Its principal office in the United States is located at Two World Trade Center, New York, New York 10048. FAHI is a Delaware corporation formed by Fuji as a holding company to own Fuji's interests in HFI and other affiliates of Fuji. Its principal office is located at 500 West Monroe Street, Suite 1000, Chicago, Illinois 60661. HFI is a Delaware corporation engaged in various aspects of the commercial finance business. Its principal office is located at 500 West Monroe Street, Suite 1000, Chicago, Illinois 60661. The name, principal occupation and citizenship of each director and executive officer of FAHI and HFI are set forth on Exhibit 1. The business address of each such individual is in care of HFI, 500 West Monroe Street, Suite 1000, Chicago, Illinois 60661.

     During the last five years, none of Fuji, FAHI or HFI has been convicted in a criminal proceeding. To the knowledge of Fuji, FAHI and HFI, none of the individuals listed on Exhibit 99.1 has, during the last five years, been convicted in a criminal proceeding. During the last five years, none of Fuji, FAHI or HFI has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, and none of Fuji, FAHI or HFI is currently subject to any such judgment, decree or final order. To the knowledge of Fuji, FAHI and HFI, none of the individuals listed on Exhibit 99.1 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, and, to the knowledge of Fuji, FAHI and HFI, none of the individuals listed on Exhibit 99.1 is currently subject to any such judgment, decree or final order.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     On April 19, 1999, HFI and the Company entered into a Stock Option Agreement (the "Option Agreement") pursuant to which, in consideration of the mutual covenants and agreements of HFI and the Company contained therein and in the Merger Agreement (as defined in Item 4), and as an inducement to HFI to enter into the Merger Agreement, the Company granted to HFI an option to purchase, under certain circumstances, up to 2,670,786 shares of Common Stock of the Company at the price of $28.50 per share (the "Option").

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     The Option will become exercisable upon the occurrence of certain events set forth in the Option Agreement none of which, to the knowledge of HFI, has occurred as of the date hereof. In the event the Option becomes exercisable, HFI has the right to put the Option to the Company or, alternatively, to exercise the Option. HFI is not now able to identify the source of funds which would be used if it were to exercise the Option in whole or in part. In the event the need to exercise the Option arises, HFI will determine at that time the appropriate source of the funds, up to approximately $76,117,401, needed to exercise the Option. It is currently anticipated that such funds would be provided from HFI's working capital and/or by borrowings from sources yet to be determined.

     The description contained in this Item 3 of the Option Agreement and the transactions contemplated thereby is qualified in its entirety by reference to the Option Agreement, a copy of which is attached to this Schedule 13D as
Exhibit 10.1 and incorporated by reference in this Item 3.

Item 4.   Purpose of Transaction.
          ----------------------

     (a)-(b) On April 19, 1999, HFI, HF5, Inc., a wholly-owned subsidiary of HFI ("Merger Sub"), and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for, among other things, the merger of the Company with and into Merger Sub (the "Merger"). Following the Merger, the separate corporate existence of the Company shall cease and Merger Sub shall continue as the surviving corporation (the "Surviving Corporation").

     Pursuant to the terms of the Merger Agreement and subject to adjustments as set forth therein, at the Effective Time (as defined in the Merger Agreement), each share of Common Stock of the Company issued and outstanding immediately prior to the Effective Time (other than certain shares to be canceled and other than dissenters' shares) will be converted into the right to receive either (i) the number of shares of common stock, Class A, par value $.25 per share, of HFI ("HFI Common Stock") equal to the Exchange Ratio (as defined in the Merger Agreement) or (ii) $35.00 in cash subject to adjustment as set forth in Section
2.1 of the Merger Agreement; provided, however, that 41% of the Common Stock will be converted into the right to receive HFI Common Stock. The Merger is subject to the satisfaction of certain conditions including receipt of regulatory approvals and the approval of the shareholders of the Company. The description contained in this Item 4 of the Merger Agreement and the transactions contemplated thereby is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached to this Schedule 13D as
Exhibit 10.2 and incorporated by reference in this Item 4.

     On April 19, 1999, in connection with and in consideration of the mutual covenants and agreements of the parties and the execution of the Merger Agreement, the Company granted to HFI the Option. The exercise price of the Option was arrived at by mutual agreement of the parties. The description contained in this Item 4 of the Option Agreement and the transactions contemplated thereby is qualified in its entirety by reference to the Option Agreement, a copy of which is attached to this Schedule 13D as Exhibit 10.1 and incorporated by reference in this Item 4.

     HFI, in accordance with the terms of the Merger Agreement, plans to merger the Company with and into Merger Sub, upon the satisfaction of all conditions set forth in the Merger Agreement. The Option was acquired by HFI and granted by the Company for the purpose of providing HFI with a form

                                       7
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of compensation if the Merger is not consummated as a consequence of the Company being acquired by a third party. The existence of the Option may decrease the likelihood that third parties would initiate actions, including the acquisition of significant amounts of the Common Stock of the Company, that have the effect of interfering with the contractual relationship established by the Merger Agreement or hindering the consummation of the Merger contemplated by the parties.

     (c)  Not applicable.

     (d) If the Merger is consummated, the Company will become a subsidiary of HFI, and HFI will subsequently determine the size and membership of the Board of Directors of the Company and the officers of the Company.

     (e) None, other than a change in the number of outstanding Common Stock as contemplated by the Merger Agreement.

     (f) Upon consummation of the Merger, the Company will become a subsidiary of HFI.

     (g)  Not applicable.

     (h) Following consummation of the Merger, the Common Stock will be de-listed from the New York Stock Exchange.

     (i) Upon consummation of the Merger, the Company's Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

     (j) Other than as described above, HFI currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(i) of Schedule 13D (although HFI reserves the right to develop such plans).

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

     (a) HFI does not currently own any Common Stock. On April 19, 1999, HFI acquired the right and option to acquire up to 2,670,786 shares of Common Stock pursuant to the Option Agreement. Under the Option Agreement, HFI does not have the right to exercise the Option unless certain specified events occur. If the Option were to become exercisable, HFI would be entitled to purchase upon exercise of the Option up to 2,670,786 shares of Common Stock (constituting no more than 19.9% of the outstanding Common Stock before giving effect to the Option), subject to antidilution adjustments, for $28.50 per share. If HFI were to exercise the Option, it would have sole power to vote and, subject to the terms of the Option, sole power to direct the disposition of, the Common Stock covered thereby. Because the Option will not become exercisable unless and until certain specified events occur, HFI disclaims beneficial ownership of any Common Stock subject to the Option, inasmuch as such option is currently not exercisable within 60 days. The description contained in this Item 5 of the Option Agreement and the transactions contemplated thereby is qualified in its entirety by reference to the full text of the Option Agreement, a copy of which is attached to this Schedule 13D as Exhibit 10.1 and incorporated by reference in this Item 5.

     (b) HFI possesses the sole power, subject to fulfillment of the conditions stated therein, to exercise the Option until termination occurring in accordance with its terms. The Option does not carry any voting rights. Upon exercise of the Option, in whole or in part, HFI would possess the sole power to vote and dispose of the Common Stock acquired thereby, subject to certain conditions and restrictions contained in the Option Agreement. To HFI's knowledge, no Common Stock is beneficially owned by any of the persons named in Exhibit 99.1 to this
Schedule 13D.

     (c) Neither HFI, nor, to HFI's knowledge, any person named in Exhibit 99.1 to this Schedule 13D, has effected any transaction in the Common Stock during the past 60 days, except as disclosed herein.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Other than as described in Items 4(a-b) and 5(a) above, which are hereby incorporated by reference herein, to HFI's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to Be Filed as Exhibits.

Exhibit 10.1: Stock Option Agreement, dated as of April 19, 1999, between HFI and the Company

Exhibit 10.2: Agreement and Plan of Merger, dated as of April 19, 1999, among HFI, Merger Sub and the Company

Exhibit 99.1:       Directors and Executive Officers of FAHI and HFI

Exhibit 99.2:       Power of Attorney from The Fuji Bank, Limited

                                       9

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                                   SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: April 29, 1999
                                    The Fuji Bank, Limited

                                     By: /s/  Debra H. Snider
                                         Name:  Debra H. Snider
                                         Title: Attorney-in-Fact


                                    Fuji America Holdings, Inc.

                                    By: /s/  Debra H. Snider
                                    Name:  Debra H. Snider
                                    Title: Secretary


                                    Heller Financial, Inc.

                                    By: /s/  Debra H. Snider
                                    Name:  Debra H. Snider
                                    Title: Executive Vice President, Chief
                                           Administrative Officer and General
                                           Counsel

                                       10